Exhibit 22

Registered Senior Notes Issued Under	Issuer	Guarantors
Indenture dated August 19, 2009	Discovery Communications, LLC	Warner Bros. Discovery, Inc., Scripps Networks Interactive, Inc., Discovery Global Holdings, Inc. (fka WarnerMedia Holdings, Inc. fka Magallanes, Inc.)

Indenture dated March 15, 2022	Discovery Global Holdings, Inc. (fka WarnerMedia Holdings, Inc.)	Warner Bros. Discovery, Inc., Scripps Networks Interactive, Inc., Discovery Communications, LLC

Indenture dated March 10, 2023	Discovery Global Holdings, Inc. (fka WarnerMedia Holdings, Inc.)	Warner Bros. Discovery, Inc., Scripps Networks Interactive, Inc., Discovery Communications, LLC